SI

21005026

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-16712

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/20 (MM/DD/YY) AND ENDING 09/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vanderbilt Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Froehlich Farm Blvd
(No. and Street)

Woodbury	New York	11797
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Megan Plapp 631-845-5100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RW Group, LLC
(Name – *if individual, state last, first, middle name*)

400 Old Forge Lane, Suite 401	Kennet Square	PA	19348
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
DEC 2 3 2021
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Stephen A. Distante, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vanderbilt Securities, LLC, as of September 30, 20 21, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

12/21/21

Notary Public

JOSEPH J TRIFILETTI
Notary Public - State of New York
NO. 01TR6195991
Qualified in Suffolk County
My Commission Expires 11/03/24

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Vanderbilt Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Vanderbilt Securities, LLC as of September 30, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Vanderbilt Securities, LLC as of September 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Vanderbilt Securities, LLC's management. Our responsibility is to express an opinion on Vanderbilt Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Vanderbilt Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

RW Group, CPA

We have served as Vanderbilt Securities, LLC's auditor since 2015 .

Kennett Square, Pennsylvania

December 17, 2021

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

Vanderbilt Securities, LLC
Statement of Financial Condition
For the Year Ended September 30, 2021

Assets	
Cash and cash equivalents	$ 930,989
Commissions receivable	1,752,673
Other receivables	135
Prepaid expenses	91,951
Total current assets	2,775,749
Goodwill	150,000
Total assets	**$ 2,925,749**
Liabilities and Member's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 1,556,335
Due to Related Party	93,425
Corp Tax Payable	16,119
Total current liabilities	1,665,880
Stockholders' equity	
Members' equity	1,259,869
Total liabilities and member's equity	**$ 2,925,749**

NOTES TO FINANCIAL STATEMENTS

Organization and Nature of Business

Vanderbilt Securities, LLC, (a limited liability company), (the "Company"), operates in New York as an introducing securities broker-dealer in which securities transaction orders for customers are placed through a clearing agent (National Financial Services, LLC) on a fully disclosed basis. The Company does not hold securities on behalf of customers and the firm did not maintain margin accounts at the year end.

The Company operates under the provisions of Paragraph (k)(2)(i) and (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. The requirements of Paragraph (k)(2)(i) provide that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers' funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Summary of Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles generally requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

On October 1, 2018, the Company adopted ASU No. 2014-09, "Revenue from Contract with Customers" ("ASC Topic 606") using the modified retrospective method (i.e., applied prospectively effective October 1, 2018 without revising prior periods), which had no impact on the Company's opening retained earnings.

Brokerage Commissions:
The Company buys and sells securities on behalf of its customers and clears the transactions through National Financial Services, LLC. The revenue from these transactions is earned based on the trade date of the transaction and recorded in the month in which the revenue is earned.

Distribution Fees:
The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund, or as a combination thereof. Any fixed monthly amounts are recognized in the month that the transactions have taken place. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, the Company recognizes the income when it is received monthly. For variable quarterly payments, prior quarter estimates are used and the income is recorded monthly. Once the actual payment is received, an adjusting journal entry is made to adjust the estimates to actuals.

Cash, Cash Equivalents, and Restricted Cash
For purposes of reporting cash flows, cash and cash equivalents include cash and interest-bearing deposits held at financial institutions and money market funds with its clearing broker. The restricted cash is a required deposit with the Company's clearing firm, National Financial Services, LLC.

Cash and Cash Equivalents	$855,989
Restricted Cash	$75,000
Total Cash, Cash Equivalents, & Restricted Cash	$930,989

Allowance for Doubtful Accounts
The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made. Bad debt expense was $-0- for the year ended September 30, 2021.

Commissions Receivable and Payable
Commissions receivable consists of amounts due from the sale of securities. The commission is due within thirty (30) days.

Income Taxes
The Company has elected to be treated as a "C" Corporation pursuant to the "Internal Revenue Code" and the New York State Revenue Code.

Intangible Asset
In connection with the acquisition of Vanderbilt Financial Group, the Company has subsumed into goodwill all intangible assets acquired in the transaction. The company paid $75,000 for the purchase of the business and $75,000 for the purchase of the company name. The assets have indefinite lives and therefore are not amortized.

Subsequent Events
Management has evaluated events through December 17, 2021, the date on which the financial statements were available to be issued.

Related Party Transactions:

The Company has a contractual arrangement with another corporation, which is wholly owned by the officer/sole stockholder of the Company. The Company pays the other corporation for leasing office space, leasing and purchasing office equipment and furnishings, administrative personnel and other general and overhead expenses. Administrative fees charged under this arrangement were $3,609,500 for the year ended September 30, 2021. These Administrative fees charged include rent expense incurred for the year ended September 30, 2021 of $614,013.

The Company has a liability due to a Related Party. The Related Party is an RIA, PFG Investments Inc. d/b/a Vanderbilt Advisory Services. The total amount due to the RIA is revenue that was generated by the RIA, and then deposited into the Company. Such amounts are reimbursed as practicable.

Net Capital Requirements:

The Company is subject to the net capital requirements of the Financial Industry Regulatory Authority ("FINRA") and the Uniform Net Capital requirements of the Securities and Exchange Commission (SEC) under Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Pursuant to "FINRA" rules, the Company is required to maintain a minimum of $50,000 or $111,059 (1/15 (6 2/3%) of aggregate indebtedness) whichever is greater. At September 30, 2021, the Company had net capital of approximately $1,003,164 which was $892,105 in excess of the $111,059 required to be maintained at that date. The Company's net capital ratio was 1.66 to 1.

The Company has at all times during the past year been in compliance with the requirements of Rule 15c3-1.

Business Transactions:

In the normal course of business, the Company executes, as agent, transactions on benefit of customers. If the agency transactions do not settle because of failure to perform by either the customer or counterparty, the company may be obligated to discharge the obligations of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company does not anticipate nonperformance by the customers or counterparties in the above situations. The Company policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Concentrations and Credit Risk:

The Company places its cash with high quality financial institutions. At times, such amount may be in excess of the FDIC insurance limits.

The Company uses a single clearing broker to process all its transactions and maintain all its accounts. There are other clearing brokers available for the Company's use.

Provision for Income Taxes:

The income tax provision for income from operations at September 30, 2021 consist of:

Federal:	$37,119
State and Local:	$13,304
	$50,423

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of
Vanderbilt Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Vanderbilt Securities, LLC, and the SIPC, solely to assist you and SIPC in evaluating Vanderbilt Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2021. Vanderbilt Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no variances;
2) Compared the Total Revenue amounts reported on the annual audited Form X-17A-5 Part III for the year ended September 30, 2021, with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Vanderbilt Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Vanderbilt Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

RW Group, CPA

Kennett Square, PA
December 17, 2021

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 09/30/2021

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16712 FINRA SEP
Vanderbilt Securities, LLC
125 Froehlich Farm Blvd
Woodbury, NY 11797-2906

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Megan Plapp 631-845-5100

2. A.	General Assessment (item 2e from page 2)	$13,661.13
B.	Less payment made with SIPC-6 filed (**exclude interest**) 5/14/2021 Date Paid	(7,106.35)
C.	Less prior overpayment applied	(0.00)
D.	Assessment balance due or (overpayment)	6,554.78
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	0.00
F.	Total assessment balance and interest due (or overpayment carried forward)	$6,554.78

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐ $6,554.78
Total (must be same as F above)

H. Overpayment carried forward $(____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Vanderbilt Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 22 day of November, 2021.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/01/2020
and ending 09/30/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$26,506,107
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	16,382,385
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	900,167
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	66
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	53,072
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	8,835
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $7,470	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $54,160	
Enter the greater of line (i) or (ii)	54,160
Total deductions	17,398,685
2d. SIPC Net Operating Revenues	$9,107,422
2e. General Assessment @ .0015	$13,661.13
	(to page 1, line 2.A.)

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Vanderbilt Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Rule 17a-5(d)(4), in which (1) Vanderbilt Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Vanderbilt Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) Vanderbilt Securities, LLC stated that Vanderbilt Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Vanderbilt Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vanderbilt Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RW Group, CPA

Kennett Square, Pennsylvania
December 17, 2021

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com